

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2021

Kevin B. Habicht
Chief Financial Officer
National Retail Properties, Inc.
450 South Orange Avenue, Suite 900
Orlando, FL 32801

> **Re: National Retail Properties, Inc.**
> **Form 10-K for the year ended December 31, 2020**
> **Filed February 11, 2021**
> **File No. 001-11290**

Dear Mr. Habicht:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2020

Analysis of Expenses, page 30

1. We note that you have recorded impairment expenses for each of the three years presented. Please expand your disclosure to better describe the impaired properties, the factors that led to impairment and whether or not you believe these impairments to represent a trend, to the extent this remains a significant expense line item.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or Kristi Marrone, Staff Accountant at 202-551-3429 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction